Exhibit 99.1

Letter from Peter T. Kissinger, Ph.D. and Candice B. Kissinger to the Board of Directors of Bioanalytical Systems, Inc.




                             PETER T. KISSINGER, PH.D. AND CANDICE B. KISSINGER
                                                               111 Lorene Place
                                             West Lafayette, Indiana 47906-8620

April 6, 2009

Board of Directors of Bioanalytical Systems, Inc.
c/o Corporate Secretary, Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906

Dear Sirs:

         As you know, we collectively own 26% of the common stock of Bioanalytical Systems, Inc. (the "Company"), and are the Company's largest shareholders. As the founder of the Company and members of the Company's executive management team until 2007, we have both a personal and a significant financial stake in the success of the Company. Since our departure from the active management of the Company, we have grown increasingly concerned regarding the operations, financial condition and management of the Company.

         Financial Results. For each of the quarters in fiscal 2008 and continuing in the first quarter of fiscal 2009, the Company has reported net losses, which continue to increase quarter-over-quarter, including a net loss of $1.6 million in the first quarter of fiscal 2009. For fiscal 2008, while revenues increased 4.9% from fiscal 2007, expenses increased at a faster rate, including a 40.6% increase year-over-year in selling expenses and a 14.1% increase year-over-year in general and administrative expenses. In the first quarter of 2009, this trend worsened, as revenues decreased 23.6%, while selling expenses increased 26.9% and general and administrative expenses increased 31.4% compared to the first quarter of fiscal 2008. In contrast, research and development has long been essential to the success of the Company. During fiscal 2008, expenses for research and development actually decreased by 11.4% year-over-year and in the first quarter of fiscal 2009, the amount spent on research and development was only 6% of total operating expenses for the quarter.

         While the current economic crisis has negatively impacted the Company and its industry as a whole, we do not believe that this is the sole reason for the increased net losses recognized by the Company in the most recent fiscal quarters.

         Stock Price. Since the end of fiscal 2008, the price of the Company's common stock has declined significantly. On September 30, 2008, the Company's closing stock price on the NASDAQ Global Market was $4.60. Comparatively, on April 2, 2009, the Company's closing stock price was $1.25. As stated above, we do not believe that the current economic situation is the sole reason for this decline in the Company's stock price. Rather, we believe that investor confidence has declined, which has impacted the Company's stock price.

         Departure of Key Employees. Over the past several months, several key members of management and other key employees have left the Company. As stated in the Annual Report on Form 10-K for fiscal 2008, "In particular, since September 30, 2008, we experienced substantial turnover in our marketing and business development teams. Specifically, our Senior Vice President and Chief Business Officer, our Vice President of Business Development and several of our leading sales team are no longer with the Company." Emilio Cordova, the former Vice President of Business Development, had worked for the Company for 12 years. Ronald Shoup, the former Chief Scientific Officer, retired from the Company in September 2008 after nearly 30 years of service with the Company.
In addition, several other key sales people and scientists have left the Company in the last few months. These individuals built strong relationships with many of the Company's customers, and we believe that their departures have negatively affected the Company's relationships with these customers.

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         Executive Compensation Arrangements. As described in the Company's proxy statement for the annual meeting held on March 19, 2009, Messrs. Shepperd, Cox, Brewer and Chilton have entered into employment agreements with the Company. Each of these employment agreements contain "golden parachute" provisions in the event of a change in control that we believe go beyond that which would be necessary to retain these individuals if a change in control occurred. In particular, Mr. Shepperd's agreement originally provided for a payment upon a change in control, but only if he was involuntarily terminated within one year following the change in control.
In January 2009, the Company entered into an amendment to his employment agreement, and now Mr. Shepperd will receive a payment of $201,600 merely upon the occurrence of a change in control.

         We also are concerned with bonus payments that were awarded to Mr. Cox in 2007 and 2008. Despite the Company's operating results and material weaknesses identified by the independent auditors, Mr. Cox received bonus payments totaling $65,000 in 2007 and 2008. We are not certain how these bonuses fit with the current focus of shareholders generally on pay-for-performance at public companies.

         Limited Shareholder Stake by Management. As previously stated, collectively we own 26% of the Company's common stock. Per the proxy statement filed in connection with the Company's annual meeting held on March 19, 2009, the Board of Directors, in the aggregate, only owns 4.1% of the Company's common stock, 3.0% of which is owned by one director. Mr. Shepperd, President and Chief Executive Officer of the Company and also a member of the Board, only owns 0.3% of the Company's common stock, and Mr. Cox, Chief Financial Officer of the Company, is listed as having no ownership interest in the Company. As a result, the interests of management and the Board may not be aligned with those of the Company's shareholders.

         Dissatisfaction of Shareholders. We are clearly not the only shareholders that are concerned about the current state of the Company. On April 1, 2009, Thomas Harenburg, beneficial owner of 5.6% of the outstanding shares of the Company's common stock, filed a Schedule 13D with the Securities and Exchange Commission, requesting that his director nominee replace one of the current Board members prior to the next regularly scheduled Board meeting. Prior to that, at the annual meeting of shareholders held on March 19, 2009, over 95% of the Company's outstanding shares were voted in person or by proxy. At that meeting, each of the five director nominees received over 50% withheld votes, with the average withheld vote being 57%. No director received more than 50% of the votes "for" his election. Market data shows that it is unusual for an individual director of a public company to receive such a high percentage of votes against his or her re-election, let alone the entire slate of directors. In fact, many public companies have a majority voting standard for directors, unlike our plurality voting standard, which means that if a director does not receive a majority of votes "for" his election (which was the case for each of the Company's directors), he would be required to resign from the Board.

         As significant shareholders in the Company, and coupled with the Company's recent operating results and evident lack of shareholder confidence in the current directors demonstrated by the votes at the last shareholders' meeting:

         1. We request that the Independent Directors of the Board meet with us to discuss the current financial condition and management of the Company, including the executive compensation arrangements currently in place, Mr. Shepperd's qualifications and knowledge regarding the Company's industry, and the feasibility of the Company going private or pursuing other strategic alternatives.

         2. As stated in the Company's proxy statement for its annual meeting of shareholders held on March 20, 2008, "Dr. Kissinger has been named Chairman Emeritus of the Board of Directors, a non-voting, uncompensated position that provides for his continued input into matters coming before the Board." Since being appointed Chairman Emeritus, Dr. Kissinger has not been included in matters coming before the Board and has not received Board materials or minutes from the meetings held. We therefore request that, commencing with the next meeting of the Board, the Board honor Dr. Kissinger's position as Chairman Emeritus by permitting him to attend all Board meetings and by providing him with all materials provided to Board members in connection with regularly scheduled Board meetings or otherwise.

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         3. Effective immediately, we request that the Company not enter into any new agreements with severance or change in control arrangements. In addition, we request that the Company not renew the term of any employment agreements or permit the automatic renewal or extension of any employment agreements with any of the Company's officers.

         4. We request that the Board promptly agree to replace three of the current members of the Board with three directors of our choosing.

If the Board fails to honor these requests, we reserve the right to take any and all further action.

         We believe that there is significant value in the Company and we look forward to your cooperation in helping to restore it.

Sincerely,

/s/  Peter T. Kissinger, Ph.D.                /s/  Candice B. Kissinger

Peter T. Kissinger, Ph.D.                     Candice B. Kissinger